SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 7, 2004

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F   ✓      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No   ✓

Santiago, January 7, 2004

Mr.
Alejandro Ferreiro Y.
Superintendency of Securities and Insurance
Avenue Bernardo O’Higgins 1449, 9th Floor
PRESENT

Re:	HECHO ESENCIAL (MATERIAL EVENT)
Registration in the Securities Registry No. 0593

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18.045, and General Regulation No. 30 of this Superintendency, and as duly authorized by the Board of Directors of Distribución y Servicio D&S S.A. (hereinafter “D&S” or the “Company”), I inform you of the following Hecho Esencial (Material Event):

On January 6, 2004, the Board of Directors of D&S, in a special meeting, agreed to terminate the confidential nature of the information communicated to you as a confidential event on December 24, 2003 and to deem such information a material event.

On December 23, 2003, the Board of Directors of D&S, in a general meeting, agreed to issue 250,000,000 new shares of the Company, to be registered, of the same series and having no par value, in order to carry out the capital increase approved at the eleventh special meeting of shareholders of the Company, held on May 23, 2002, and filed as a public instrument dated this same date at the Notary’s Office of don Patricio Zaldívar Mackenna in Santiago. At this meeting, it was resolved that the capital of the Company would be increased by one hundred sixty three billion, six hundred twenty two million, five hundred thousand (163,622,500,000) pesos by means of the issuance of two hundred fifty million (250,000,000) shares, to be registered, of the same series and having no par value.

The shares must be subscribed and paid up in cash within three years from the date of the above-mentioned special meeting of shareholders. The placement price of the issued shares will be, at a minimum, that equivalent to the weighted average price of transactions in the Company’s shares carried out on the Chilean stock exchanges during the five trading days prior to the commencement of the corresponding period of exercise of preemptive rights.

With respect to the above, the Board of Directors of D&S also agreed to require and obtain the registration of the issuance of the above-mentioned new shares of the Company in the Securities Registry of the Superintendency of Securities and Insurance. For this purpose, special authority, as broad as may be required by law, will be granted to Messrs. Cristóbal Lira Ibáñez and Miguel Núnez Sfeir so that each of them may, individually, represent the Company in all those matters related to the issuance of the shares, including but not limited to the following powers: (i) the power to carry out all the steps necessary to enter into the respective contracts of subscription, issuance of the new stock certificates, publication of the corresponding notices of preemptive

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rights, and, in general, the power to complete the process of placing the shares, and (ii) the power to request from the Superintendency the registration in its Securities Registry of the new shares of the Company, to enclose all the necessary or relevant documentation, and to sign, present and handle all requests, corrections, declarations and certifications which are required by the Superintendency.

Yours truly,

Juan Cristóbal Lira Ibañez
Chief Executive Officer
Distribución y Servicio D&S S.A.

Mr.
Alejandro Ferreiro Y.
Superintendency of Securities and Insurance
Avenue Bernardo O’Higgins 1449, 9th Floor
PRESENT

Arie Gelfenstein F.
Stock Exchange Manager
Bolsa de Valores de Valparaíso
Avenue Prat # 798
VALPARAISO

Juan Carlos Spencer O.
General Manager
Bolsa Electrónica de Chile
Bolsa de Valores
Huérfanos # 770, 14th Floor

José Martínez Z.
General Manager
Bolsa de Comercio de Santiago
Calle de la Bolsa & 64

SIGNATURES

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: January 7, 2004